

Mail Stop 6010

November 9, 2007

VIA U.S. MAIL and FACSIMILE

Mr. James V. Agnello
Chief Financial Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656

   RE: Clarient, Inc.
      Form 10-K for the fiscal year ended December 31, 2006
      Filed March 27, 2007
      File No. 000-22677

Dear Mr. Agnello:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Martin F. James
           Senior Assistant Chief Accountant